EXHIBIT D-4


                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                           AT RICHMOND, JULY 14, 2000

JOINT PETITION OF

NISOURCE INC., NEW NISOURCE INC,                              CASE NO. PUA000024

     and

COLUMBIA ENERGY GROUP

For approval of agreement and Plan of merger under Chapter 5 of Title 56 of the Code of Virginia

                                   FINAL ORDER
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     On April 3, 2000, NiSource Inc. ("NiSource"), New NiSource Inc. ("New
NiSource"), and Columbia Energy Group ("Columbia Energy") (collectively, the "Petitioners") filed a joint petition requesting approval, pursuant to ss. 56-88.1 of the Code of Virginia, of a proposed transaction whereby Columbia Energy would merge into New NiSource. Under the terms of the Agreement and Plan of Merger between Columbia Energy and NiSource dated February 27, 2000, as amended on March 31, 2000 ("Merger Agreement"), the stock of Columbia Energy, the parent company of Columbia Gas of Virginia, Inc. ("Columbia Gas"), will be acquired by New NiSource. Under the Merger Agreement, a new holding company, New NiSource, will be formed and will obtain all of the stock of NiSource and Columbia Energy.


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     Petitioners also request that the Commission issue a letter certifying to the Securities and Exchange Commission ("SEC") that the Commission has the resources to, and does currently exercise, regulatory jurisdiction over the rates, services, and operation of Columbia Gas and that it will continue to exercise that jurisdiction following the merger.

     NiSource is an energy and utility-based holding company organized under the laws of the State of Indiana. It provides natural gas, electricity, and water to the public for residential, commercial, and industrial users in the Midwestern and Northeastern United States. NiSource also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. NiSource has five energy utility subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc., Bay State Gas Company, and Northern Utilities, Inc. 1 NiSource is currently an exempt public utility holding company under the Public Utility Holding Company Act of 1935 ("PUHCA").


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1  Northern Indiana Public Service Company, Kokomo Gas and Fuel Company, and
Northern Indiana Fuel and Light company. Inc. serve customers in Indiana, while Bay State Gas Company serves natural gas customers in Massachusetts and Northern Utilities, Inc. serves customers in New Hampshire and Maine.


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     New NiSource is a Delaware corporation, which will register as a public utility holding company under PUHCA following completion of the Merger.

     Columbia energy is a Delaware corporation, which is currently a registered holding company under PUHCA. Through its subsidiaries, Columbia Energy is engaged in gas exploration and production, gas transmission, storage and distribution, retail energy marketing, energy management, propane and petroleum sales, and electricity generation, sales, and trading. In addition to Columbia Gas, Columbia Energy's natural gas distribution subsidiaries serve customers in Kentucky, Ohio, Pennsylvania, and Maryland.

     Columbia Gas, as a wholly owned subsidiary of Columbia Energy, provides natural gas service to more than 180,000 customers in portions of Northern Virginia, Fredericksburg, the Shenandoah Valley, the Lynchburg region, the suburbs of Richmond, Hampton Roads, Southside Virginia, and parts of western Virginia.

     Petitioners described two alternative structures for the proposed merger. The first and preferred structure provides for a business combination involving the creation of a new holding company, currently named New NiSource. New NiSource has formed two subsidiaries, NiSource Acquisition Corp. and Columbia Acquisition Corp., to acquire the stock of both NiSource and Columbia Energy and


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to merge with and into such entities, respectively. Petitioners anticipate that
NiSource will subsequently be merged into New NiSource although such action is not explicitly addressed in the Merger Agreement. Under this proposed structure, New NiSource will register as a holding company with the SEC under PUHCA.

     The above-referenced structure has been approved by NiSource's and Columbia Energy's Boards of Directors. If NiSource's shareholders approve the merger, the preferred structure will be used. In the event Columbia Energy's shareholders vote in favor of the Merger, but NiSource's shareholders do not approve the Merger, the transaction will be structured so that Columbia Energy will become a wholly owned subsidiary of NiSource. Under this alternative, NiSource will register as a public utility holding company under PUHCA.

     Under either structure, Columbia Gas will remain a wholly owned subsidiary of Columbia Energy and will continue to be headquartered in Chesterfield, Virginia. Columbia Gas and the other operating subsidiaries of Columbia Energy will retain their separate corporate identities.

     On April 17, 2000, the Commission issued an order directing the Petitioners to provide public notice of their petition and to provide an opportunity for


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interested persons to comment and request a hearing. The Commission also directed its staff to file a report on or before May 22, 2000.

     Pursuant to that Order, Paper, Allied-Industrial Chemical and Energy Workers International, AFL-CIO-CLC ("PACE"), PACE Local Union No. 5-372, United Steelworkers of America, AFL-CIO-CLC ("Steelworkers"), and Utility Workers Union of America, AFL-CIO ("UWUA") (collectively, "Union Intervenors") filed a petition to intervene in this proceeding. In their petition, the Union Intervenors requested the Commission to consider their protest, comments, and answer and take action consistent with the arguments presented therein. The concerns in that petition focused on post-merger employment levels of Columbia Gas' field personnel and the potential threat of the merger to the maintenance of adequate service at just and reasonable rates. The Union Intervenors also requested a hearing on the matter.

     On May 22, 2000, Staff filed its Report wherein it recommended approval of the proposed merger subject to certain conditions and/or commitments by the Petitioners. On May 26, 2000, the Petitioners filed a response to the Staff's Report. In its Response, the Petitioners requested that the Commission approve the proposed merger subject to the conditions contained in Staff's Report, with the exception of certain modifications and clarifications contained in their Response.


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     On June 2, 2000, Staff filed a Motion for Consideration of Stipulation. The proposed Stipulation attached thereto is designed to resolve all issues between Staff and the Petitioners and to assure that the statutory standard set out in ss. 56-90 of the Code of Virginia is met.

     Pursuant to a Commission Order for Comments on the Stipulation entered on June 15, 2000, several interested persons filed comments, requested a hearing, and/or requested amendments to the Stipulation. 2 In their comments, the Harrisonburg Commentors complain about the quality and reliability of gas service in the Harrisonburg, Virginia area. Stand, a natural gas marketing company currently serving 40 customers on the Columbia Gas system, noted that its natural gas service was regularly interrupted in the Harrisonburg area. Stand specifically requested that the Commission order an amendment to paragraph 2(ii) of the Stipulation to require immediate upgrade of the delivery system into the Harrisonburg area.


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2  Union Intervenors filed Notice of Intent to Comment Adversely to Stipulation,
Withdrawal of Request for Evidentiary Hearing, and Request to Add United Association to Union Intervenors Group on June 27, 2000, but subsequently filed comments in support of the Stipulation on July 5, 2000. Dunham-Bush, Transprint USA, Shady Brook Farms, Packing Corporation of America, RMC Inc., Tenneco Automotive, Rocco Feeds, Inc, Rockingham County Public Schools, Rockingham Memorial Hospital, Eastern Mennonite University, Stand Energy Corporation (hereinafter referenced as "Stand"), James Madison University, and the City of Harrisonburg, Virginia, (collectively referenced as "Harrisonburg Commentors") each filed comments on the Stipulation and/or requested a hearing and/or amendments to the Stipulation.


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     In comments filed by the Petitioners on July 7, 2000, as supplemented by affidavits filed on July 10, 2000, the Petitioners note that Stand is a natural gas marketer that sells gas to Columbia Gas interruptible transportation customers in the Harrisonburg area. The remaining Harrisonburg Commentors receive interruptible transportation service under Columbia Gas' Schedule TS1/TS2. The Petitioners note that, by its nature, the above-referenced service is subject to interruption when necessary to continue uninterrupted service to higher-priority core firm customers. The Petitioners also note that Rocco Feeds, Inc. and Rockingham Memorial Hospital subscribe to small volumes of standby sales service under Rate Schedule LGS when the above-referenced transportation service is not available. Standby sales are treated as firm service and are not curtailed.

     Petitioners submit that no hearing is necessary to address such claims and that those claims, if they have any merit, are appropriately addressed through a formal or informal complaint process before the Commission. The Petitioners request that the Commission approve the Stipulation without modification.

     NOW THE COMMISSION, having considered the petition, the Staff Report, the proposed Stipulations, and all the comments thereto, is of the opinion and finds that the Stipulation should be approved without modification. We find, consistent with the requirements of ss. 55-90 of the Code of Virginia, that the


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provisions of Stipulation will ensure that adequate service to the public at just and reasonable rates will not be impaired or jeopardized. We further find, as Petitioners and the Staff have stipulated, that following the merger we will continue to have, and will exercise, regulatory jurisdiction over the rates, services, and operations of Columbia Gas. The Staff is directed to prepare a letter to the appropriate official at the Securities and Exchange Commission conveying this advice.

     With regard to the comments and requests of the Harrisburg Commentors, we note that none of these correspondents identified themselves as customers of interruptible service although their complaints as to Columbia Gas' service adequacy all dealt with interruptions of service.

     Customers of interruptible service pay lower rates than customers of firm services in exchange for allowing the utility to interrupt their service if necessary. Affidavits of appropriate officials of Columbia Gas attest that all of the Harrisonburg Commentors are interruptible customers and that no service interruptions to firm customers in Harrisonburg have occurred since at least 1994. The affidavits further imply that optional standby service is available to customers that wish to remain served at interruptible rates but have backup gas supply during a time of interruption. As noted earlier, two of the Harrisonburg


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Commentors subscribe to this service. We are persuaded from the record that there are adequate service options available to the Harrisonburg Commentors.

     We expect the Company to provide adequate service to all customers and to make appropriate capital investment to preserve and maintain Columbia Gas' reliable service and to expand its service to meet growing customer demand as appropriate. Any customer or group of customers believing service to be inadequate may make complaint to the Commission and, if the Commission finds the complaint to be well-founded, we will take appropriate steps to ensure that reliable service is restored.

     Accordingly, IT IS ORDERED THAT

     (1) The Agreement and Plan of Merger, as amended, is hereby approved subject to the terms and conditions of the Stipulation.

     (2) The Stipulation is adopted in full herein and the Petitioners and Columbia Gas are ORDERED to comply with its terms and with the conditions established therein.

     (3) Except to the extent set out in the Stipulation adopted above, this order shall have no ratemaking implications.

     (4) There being nothing further to be done in this matter, it is hereby dismissed.

     AN ATTESTED COPY HEREOF shall be sent by the Clerk of the Commission to:
Edward. L. Flippen, Esquire, McGuire, Woods, Battle & Boothe, L.L.P., One James Center, 901 East Cary Street, Richmond, Virginia 23219-4030; Allan Horwich,


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Esquire, Carrie J. Hightman, Esquire, and Peter V. Fazio, Jr., Esquire, Schiff
Hardin & Waite, 6600 Sears Tower Building, Chicago, Illinois 60606; Sharon B. Heaton, Vice President & General Counsel, and Benga L. Farina, Assistant General Counsel, Columbia Energy Group, 13880 Dulles Corner Lane, Herndon, Virginia 20171-4600; John F. Dudley, Senior Assistant Attorney General, Division of Consumer Counsel, Office of the Attorney General, 900 East Main Street, Second Floor, Richmond, Virginia 23219; Scott H. Strauss, Esquire, David E. Pomper, Esquire, Jeffrey A. Schwartz, Esquire, and David B. Lieb, Esquire, Spiegel & McDiarmid, 1350 New York Avenue, N.W., Suite 1100, Washington, D.C. 20005- 4798; Ronnie Rhodes, Facilities Manager, James Madison University, Harrisonburg, Virginia 22807; Steve Bird, RMC Inc., 1040 South High Street, Harrisonburg, Virginia 22801; Mark L. Gibson, Packaging Corporation of America, 400 Pleasant Valley Road, Harrisonburg, Virginia 22801; Dennis Coffman, Director, Facilities Management, Rockingham Memorial Hospital, 235 Cantrell Avenue, Harrisonburg, Virginia 22801; Danny Moyers, Purchasing Manager, Tenneco Automotive, 3160 Abbott Lane, Harrisonburg, Virginia 22801; Steven E. Stewart, City Manager, City of Harrisonburg, Virginia, Office of City Manager, P.O. Box 20031, Harrisonburg, Virginia 22801; Frank Emswiler, Purchasing Coordinator, Rockingham County Public


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Schools, 1210 North Liberty Street, Harrisonburg, Virginia 22802; Ted Byrd,
General Manager, Rocco Feeds, Inc., P.O. Box 549, 1 Kratzar Road, Harrisonburg, Virginia 22801; and the Commission's Divisions of Public Utility Accounting, Energy Regulation, and Economics and Finance.

             [SEAL OF THE CLERK OF THE STATE CORPORATION COMMISSION]


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